05035761

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

UF 2-17-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51600

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N. Hahn & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Ave., 10th Fl.
(No. and Street)

New York, (City) N.Y. (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas H. Kim (212)983-3350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nathan & Roccamo
(Name – *if individual, state last, first, middle name*)

98-20 Metropolitan Ave. (Address) Forest Hills, (City) N.Y. (State) 11375 (Zip Code)

SEC RECEIVED FEB 16 2005 WASH. D.C. 185 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 22 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas H. Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N. Hahn & Co., Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA MORGAN
Notary Public, State of New York
No. 24-4713771
Qualified in Kings County
Commission Expires: 1-31-2007

[Signature]
Notary Public

[Signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N. HAHN & CO., INC.

DECEMBER 31, 2004

NATHAN & ROCCAMO

CERTIFIED PUBLIC ACCOUNTANTS

N. HAHN & CO., INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Nathan & Roccamo
Certified Public Accountants
98-20 Metropolitan Ave.
Forest Hills, New York 11375-6628
Telephone (718) 268-9226
Telecopier (718) 575-3955

February 15, 2005

Board of Directors
N. Hahn & Co., Inc.
230 Park Avenue, 10th Floor
New York, N.Y. 10169

Gentlemen:

We have audited the Statement of Financial Condition of N. Hahn & Co., Inc. as of December 31, 2004, as well as the accompanying Statement of Income (Loss), Statement of Changes in Financial Position, Computation of Net Capital and Statement of Changes in Ownership Equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, taken as a whole, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N. Hahn & Co., Inc. as of December 31, 2004, as well as the results of operations for the year ended, in conformity with generally accepted accounting principles.

Sincerely,

Nathan & Roccamo

Nathan & Roccamo
Certified Public Accountants
98-20 Metropolitan Ave.
Forest Hills, New York 11375-6628
Telephone (718) 268-9226
Telecopier (718) 575-3955

February 15, 2005

Board of Directors
N. Hahn & Co., Inc.
230 Park Avenue
New York, N.Y. 10169

Gentlemen:

In connection with our audit of your financial statements for which we issued an opinion as part of our audit report dated February 15, 2005, a schedule reconciling the calculation of audited net capital to your unaudited calculation is required. However, if there are no material differences between the two, then a statement saying as much would suffice.

Our calculation of audited net capital was equal to your unaudited net capital calculation-they both totaled $30,928. Thus, there is no difference at all between your calculation and ours.

Sincerely,

Nathan & Roccamo

EXHIBIT A

N. HAHN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

Current Assets:		
Cash in Savings	$ 30,811	
Cash in Checking	407	
Prepaid Corporate Taxes	82	
Total Current Assets:		$ 31,300
Investments (See Note 3)		3,664
Fixed Assets:		
Office Equipment and Furnishings	$ 3,160	
Less: Depreciation (See Note 1)	(3,160)	
Total Fixed Assets		-0-
TOTAL ASSETS		$ 34,964

LIABILITIES AND OWNERSHIP EQUITY

Liabilities:		
Accounts Payable	$ 330	
Payroll Tax Payable	42	
TOTAL LIABILITIES:		$ 372
Ownership Equity:		
Capital Stock	$ 6,150	
Retained Earnings (See Note 2)	28,442	
TOTAL EQUITY		34,592
TOTAL LIABILITIES AND EQUITY		$ 34,964

Footnotes are an Integral Part of the Financial Statements

EXHIBIT B

N. HAHN & CO., INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE:		
Service Fees	$ 157,423	
Dividends Earned	214	
Interest Earned	2	
TOTAL REVENUE		$ 157,639
EXPENSES:		
Salary	$ 8,500	
Employee Benefits	1,443	
Business Development	10,929	
Licenses and Permits	1,665	
Rent	13,450	
Telephone	5,511	
Professional Fees	1,450	
Professional Development/Education	1,088	
Interest Expense	64	
Travel	2,900	
Entertainment	3,264	
Insurance	3,547	
Dues and Subscriptions	2,193	
Payroll Taxes	906	
Bank Charges	68	
Postage & Delivery	580	
Office Supplies/Expense	4,731	
Corporation Tax	9,434	
Outside Services	107	
TOTAL EXPENSE:		(71,830)
NET INCOME (LOSS)		$ 85,809

EXHIBIT C

N. HAHN & CO., INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2004

FUNDS PROVIDED BY OPERATIONS:		
Net Income		$ 85,809
Increase Prepaid Corporate Taxes		(82)
Increase Investments		(64)
Decrease Accounts Payable		(321)
Increase Payroll Taxes Payable		42
Decrease Corporate Tax Payable		(780)
Decrease Bank Loan Payable		(4,525)
FUNDS EXPENDED FROM OPERATIONS:		
Distributions to Shareholder		(77,743)
NET FUNDS PROVIDED BY OPERATIONS		$ 2,336
CHANGES IN WORKING CAPITAL COMPONENTS:		
Increase in Cash-		
Cash Balance, December 31,2004	$ 31,218	
Cash Balance, January 1, 2004	(28,882)	
Net Increase in Cash		$ 2,336

EXHIBIT D

N. HAHN & CO., INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31ST, 2004

Total Ownership Equity from Statement of Financial Condition-Net Capital	$34,592
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated liabilities	$34,592
Other deductions and/or charges- non-allowable assets- investments	(3,664)
Net capital before haircuts on securities positions	$30,928
Haircuts on securities positions	-0-
Net Capital	$30,928
Less: Minimum dollar net capital requirement Of reporting broker or dealer	(5,000)
Excess Net Capital	$25,928

Footnotes are an Integral Part of the Financial Statements

EXHIBIT E

N. HAHN & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31ST, 2004

Balance, January 1st, 2004	$ 26,526
Net Income for the Year Ended December 31st, 2004	85,809
Deductions-Distributions to Shareholder	(77,743)
Balance, December 31st, 2004	$ 34,592

EXHIBIT F

N. HAHN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. **Description of Business and Generally-Accepted Accounting Principles Used:**

N. Hahn & Co., Inc. provides investment banking services. It is a New York corporation formed on January 6, 1998, and it reports the results of its operations on a calendar year basis.

N. Hahn & Co., Inc., has elected "S" corporation status effective January 1, 1999. Thus, the corporation is not required to pay corporate-level tax on its earnings, except to New York City, which does not recognize S Corporations. Rather, items of income, loss, gains and deductions pass through to be reported on the shareholder's personal income tax returns.

The corporation has elected to capitalize as fixed assets certain equipment and office furnishings used in the business. The items so treated are those of significant cost that have a useful life of more than one year. For statement purposes and tax reporting purposes, Management expensed the cost of these assets in 1999 under Internal Revenue Code Section 179.

2. **Retained Earnings:**

The corporation was formed in 1998, incurring expenses without realizing any income. Thus, it incurred a loss in 1998 of $4,543.

N. Hahn & Co., Inc., after operating as a C corporation in 1998 elected to be taxed as an S corporation effective January 1, 1999. The net income from 1998 through December 31, 2004 is $469,685; against this, the Shareholder has withdrawn $441,243. The balance in retained earnings is thus $28,442. For S corporation purposes, this would be reported on a tax return as a C corporation deficit of $4,543 and a balance in accumulated adjustments of $32,985.

3. **Investments:**

During 2000 NASD members such as the corporation were invited to purchase equity through two separate private placements of NASDAQ securities. The corporation subscribed for 200 shares, paying $2,200.00, and later in 2000 purchased warrants for an additional $1,400.00. These holdings are not readily marketable and are thus not carried as current assets.

3. **Investments (Continued):**

The Corporation owns one share of Johnson & Johnson common stock in a Dividend Re-Investment Plan as of December 31, 2004. Its basis and market value in that one share is $64.

EXHIBIT C

Nathan & Roccamo
Certified Public Accountants
98-20 Metropolitan Ave.
Forest Hills, New York 11375-6628
Telephone (718) 268-9226
Telecopier (718) 575-3955

February 15, 2005

Board of Directors
N. Hahn & Co., Inc.
230 Park Avenue, 10th Floor
New York, N.Y. 10169

Gentlemen:

This shall serve as a Supplemental Report to the audited financial statements prepared by this office for N.Hahn & Co., for calendar year 2004. This report is required by SEC Rule 17a-5(j).

Our audit of the financial statements of N.Hahn & Co., Inc. for 2004 did not disclose any material inadequacies.

Sincerely,

Nathan & Roccamo